August 9, 2024

Cesar Johnston
Chairman, President and Chief Executive Officer
Silver Pegasus Acquisition Corp.
2445 Augustine Dr., STE 150
Santa Clara, CA 95054

       Re: Silver Pegasus Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted July 15, 2024
           CIK No. 0002028735
Dear Cesar Johnston:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted July 15, 2024
Cover Page

1. Please state the amount of the compensation received or to be received by your sponsor, its affiliates, and promoters. State whether this compensation may result in a material
       dilution of the purchasers    equity interests. Provide a
cross-reference, highlighted by
       prominent type or in another manner, to the locations of related disclosures in the prospectus. See Item 1602(a)(3) of Regulation S-K.
2. We note that your sponsor currently owns an aggregate of 4,312,500 Class B ordinary shares. Please revise to disclose the price paid for such securities. Please also revise to disclose the anti-dilution rights associated with the founders shares. State whether the securities issuances may result in a material dilution of the purchasers equity interests as required by Item 1602(a)(3) of Regulation S-K. Provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus.
 August 9, 2024
Page 2

3. In the paragraph where you disclose conflicts of interest, please provide a cross reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus, as required by Item 1602(a)(5) of Regulation S-K.
4. We note your disclosure that 100% of the units, including the overallotment may be sold to non-managing sponsor investors. Please disclose whether there is a cap on the amount that each investor may purchase. Please disclose that the non-managing sponsor investors will have the potential to realize enhanced economic returns from their investment as compared to other investors purchasing in the offering. Please revise the summary to further clarify the potential impact such purchases could have upon the trading volume, volatility and liquidity. Additionally, please clarify all impacts of these sales on public investors and please tell us whether the limited number of public investors
       could impact the company   s listing eligibility. Please provide
appropriate risk factor
       disclosure, including the potential conflicts of interest with the non-managing sponsor investors in approving your business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of founder shares and private placement units. Lastly, please file the form of any agreements with the non-managing sponsor investors as exhibits.
5. Regarding your disclosure of the expressions of interest by the non-managing sponsor investors to indirectly purchase private placement warrants by purchasing sponsor membership units, please revise to add clarifying disclosure to directly compare the percentage of such private warrants that may be purchased to the percentage of private warrants to be held by the sponsor following the offering (and after taking into effect the transfers of membership interests in your sponsor to the independent directors, as you disclose on page 7 and elsewhere).
6. Where you discuss the non-managing sponsor investors' expression of interest, please revise to clarify whether their potential purchase of units in the offering is conditioned on their potential indirect purchase of private placement warrants and founder shares in a private placement, or vice versa. In this regard, we note your disclosure that the non-
       managing sponsor investors will potentially have different interests than your other public shareholders in approving your initial business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of founder shares.
7. When discussing the class B ordinary shares, please revise to clarify that the class B ordinary shares will have the right to vote on the appointment or removal of directors.
8. Please revise the cross-reference relating to dilution to include all the sections of the prospectus for disclosures related to dilution. See Item 1602(a)(4) of Regulation S-K.
Prospectus Summary, page 1

9. Please disclose in tabular format the nature and amount of the compensation received or to be received by your sponsor, its affiliates, and promoters, the amount of securities issued or to be issued by you to the sponsor, its affiliates, and promoters and the price paid or to be paid for such securities, and, outside of the table, the extent to which this compensation and securities issuance may result in a material dilution of the purchasers equity interests, as required by Item 1602(b)(6) of Regulation S-K. August 9, 2024
Page 3
Management Team, page 3

10. When discussing Mr. Johnston's involvement with KINS Technology, which is now
       CXApp Inc., please disclose the current market price and the level of redemptions.
Initial Business Combination, page 5

11. Please disclose your plans if you do not consummate a de-SPAC transaction within 24 months, including whether you expect to extend the time period, whether there are any limitations on the number of extensions, including the number of times, and the consequences to the SPAC sponsor of not completing an extension of this time period.
       See Item 1602(b)(4) of Regulation S-K.
Additional Financing, page 8

12. Please disclose how the terms of additional financings, including forward purchase and backstop agreements mentioned elsewhere, may impact unaffiliated security holders, as required by Item 1602(b)(5) of Regulation S-K.
Conflicts of Interest, page 30

13. Please add disclosure of the conflicts of interest relating to the fees, repayment of loans, and reimbursements of expenses that will be paid to officers and directors affiliated with the sponsor upon completion of a de-SPAC transaction. Please also disclose the potential conflicts of interest due to the potential payment of finder's fees, advisory fees, consulting fees, or success fees for any services rendered for completion of the initial business combination, as referenced on page 30. Please also revise to disclose conflicts of interest that may arise in the event that you seek to complete your initial business combination with a company that is affiliated with your sponsor, officers or directors, as referenced on page 7. See Item 1602(b)(7) of Regulation S-K.

The non-managing sponsor investors have expressed an interest to purchase substantially all of the units in this offering ...., page 71

14. Given the indications of interest from the non-managing sponsor investors to purchase
       100% of this offering, please explain the statement that you "do not expect any purchase of units by the non-managing sponsor investors to negatively impact [y]our ability to meet
       Nasdaq listing eligibility requirements."
Dilution, page 89

15. Please expand your disclosure to describe each material potential source of future dilution. Your revisions should address, but not be limited to, founder shares anti-dilution rights, shares that may be issued in connection with the closing of your initial business combination, and up to $1,500,000 of working capital loans that may be convertible into private placement warrants. Reference is made to Item 1602(c) of Regulation S-K.
Executive Compensation and Director Compensation, page 126

16. Please revise to include the founder shares, private warrants and the anti-dilution adjustment, as well as any shares to be issued to the independent directors as referenced on page 103, as required by Item 1603(a)(6) of Regulation S-K.
 August 9, 2024
Page 4

Conflicts of Interest, page 129

17. Please add disclosure of the conflicts of interest relating to the repayment of loans, and reimbursements of expenses that will be paid to officers and directors affiliated with the sponsor upon completion of a de-SPAC transaction. Please also disclose the potential conflicts of interest due to the potential payment of finder's fees, advisory fees, consulting fees, or success fees for any services rendered for completion of the initial business combination, as referenced on page 30. Lastly, please disclose the potential conflicts of interest arising from the ability to complete a de-SPAC transaction with an entity affiliated with your sponsor, officers or directors, as disclosed on page 7. See Item
       1603(b) of Regulation S-K.
18. Please provide the basis for your statement, here and elsewhere in the prospectus, that you do not believe that the fiduciary, contractual or other obligations or duties of your officers or directors will materially affect your ability to complete a business combination.
Sponsor Ownership, page 134

19. Based on the expression of interest of the non-managing sponsor investors, and your disclosure that the non-managing investors will hold membership interests in the sponsor, please revise to disclose the persons or affiliated groups who may have direct and indirect material interests in the sponsor, as well as the amount of their interests. See Item
       1603(a)(7) of Regulation S-K.
Restrictions on Transfers of Founder Shares and Private Placement Warrants, page 136

20. Please revise to provide the disclosure in this section in tabular format. Please revise the disclosure in this section to also disclose the lock-up agreement with the underwriter, as discussed on page 173. Please also disclose the certain limited exceptions to these transfer restrictions of the founder shares and the membership interests of the Sponsor, as referenced on page 144. See Item 1603(a)(9) of Regulation S-K.
21. Please revise to disclose whether the non-managing sponsor investors' membership interest units are subject to any transfer restrictions, such as a lock up agreement. We note your disclosure on page 16 that except in limited circumstances, no member of the sponsor (including the non-managing sponsor investors) may transfer all or any portion of its membership interests in the sponsor. We also note your cross-reference to more information in this section. However, such disclosure does not appear to address the non-
       managing sponsor investors' membership interest units in the sponsor. Signatures, page II-5

22. Please include signature lines for the principal financial officer, principal accounting officer or controller and a majority of the directors. See Instructions to Signatures on
       Form S-1.
 August 9, 2024
Page 5

       Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction